EXHIBIT 8.1

LIST OF SUBSIDIARIES OF COUNSEL CORPORATION

1.	Counsel Capital Corporation, an Ontario corporation

2.	Counselcare, Ltd., a Delaware corporation

3.	Counsel Corporation (US), a Delaware corporation

4.	Stadtsub Holdings, Inc., a Delaware corporation

5.	Ahom Holdings Inc., a Delaware Corporation

6.	Counsel Nursing Properties, Inc., a Delaware corporation

7.	Counsel LLC, a Delaware limited liability company

8.	Counsel Communications LLC, a Delaware corporation

9.	Acceris Communications Inc., a Florida corporation

10.	I-Link Communications Inc., a Utah corporation

11.	Acceris Capital Corporation, a Delaware corporation

12.	Acceris Communications Technologies Inc., a Delaware corporation

13.	WorldxChange Corp., a Delaware corporation (name changed to Acceris Communications Corp. in January 2004)

8.1